2U, Inc.

7900 Harkins Road

Lanham, Maryland 20706

May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim

Re:	2U, Inc.

Registration Statement on Form S-3

File No. 333-277707

Dear Mr. Kim:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, 2U, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 pm Eastern Time on May 13, 2024, or as soon thereafter as practicable.

Please call Brandon Bortner of Paul Hastings LLP at (202) 551-1840 or Gil Savir of Paul Hastings LLP at (212) 318-6080 to provide notice of the effectiveness of the Registration Statement.

Very truly yours, 2U, Inc.

By:	/s/ Matthew J. Norden
Name: Matthew J. Norden
Title: Chief Financial Officer

cc:	Paul S. Lalljie, 2U, Inc.

Brandon Bortner, Esq., Paul Hastings LLP

Gil Savir, Esq., Paul Hastings LLP